                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        ALLERGY IMMUNO TECHNOLOGIES, INC.
                 (Name of small business issuer in its charter)



DELAWARE                                                   95-3937129
(State or jurisdiction of                                  (I.R.S. Employer
incorporation or organization)                             Identification No.)



                              1531 Monrovia Avenue
                         Newport Beach, California 92663
                                  949-645-3703
          (Address and telephone number of principal executive offices)



Securities to be registered under Section 12(b) of the Act:

           Title of each class             Name of each exchange on which
           To be so registered             each class is to be registered

                    None                                     N/A



Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of class)




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                                    BUSINESS

GENERAL

         Allergy Immuno Technologies, Inc. ("AIT" or "The Company") provides clinical testing services to doctors, clinics and pharmaceutical firms in specialized areas of allergy and immunology determinations. Test samples are sent to the Company's laboratory for evaluation and the results of the tests are reported to the customer (doctors, clinics or other). All of the Company's current revenues are derived from providing these testing services. AIT also is engaged in the development and commercialization of novel bio-pharmaceutical products for the treatment of allergies. The Company's research in the allergy field has created opportunities for new therapeutic approaches and inventions that include the possible development of oral type and/or an inhalant anti-allergy treatments as an alternative to allergy shots. The Company is currently searching for a potential partner for its patented allergy treatment technologies (for which it holds four U.S. patents).

         AIT's strategy is to use its patent protected technologies to create a portfolio of unique and highly efficient allergy therapeutic treatment products. The Company's planned allergy treatment products are expected to become the treatment of choice for patients who wish to avoid the expensive, sometimes unreliable and painful series of injections currently used by allergists ("current immunotherapy"). Patients undergoing the type of immunotherapy treatment that is currently available usually must visit the physician once a week for injections and continue these visits every week for four to five years.

         As an alternative to repetitive injections and the lengthy regime now used in current allergy immunotherapy, the Company's new anti-allergy drugs are being designed to expand the market for allergy treatment by increasing patient acceptance and improving compliance. It could provide efficient allergy control at decreased costs by dramatically reducing both the length of therapy and the required number of visits to physicians. This would benefit both the patient and the health care provider, increasing patient acceptance and compliance and providing effective allergy treatment at lower costs.

         The Company's predecessor was originally incorporated in Utah in 1981 under the name Investor's Wealth. In 1985 that company changed its name to Advanced Allergy Research Center, Inc. In June of 1986 NMS Pharmaceuticals, Inc. (now Biomerica, Inc.) invested $350,000 and certain assets pursuant to an Agreement for Purchase of Stock and Transfer of Assets dated May 15, 1986 in exchange for 6,559,064 shares of common stock. Allergy Immuno Technologies, Inc. was incorporated in Delaware in 1986. It was qualified as a foreign corporation in California in January 1987. In January 1987 the predecessor Utah corporation merged with and into the Delaware corporation pursuant to an Agreement and Plan of Merger filed on January 20, 1987, with the Secretary of State of Delaware and with the Secretary of State of Utah. The Company's common stock is traded on NASDAQ's OTC Bulletin Board under the stock symbol ALIM.

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LABORATORY SERVICES

         AIT currently operates a clinical reference laboratory in Newport Beach, California, for allergy and other esoteric diagnostic testing services. Being a credited clinical laboratory, AIT provides specialized testing services to large organizations such as Laboratory Corporation of America, American Homes Products, as well as other clinics and physicians. The laboratory accepts samples from the physicians, laboratories, clinics or pharmaceutical companies, performs the requested test and sends a written report of the test results to the customer. Most of the tests performed relate to allergy or immunology. Examples of some of the commonly performed tests are those for:

         CANDIDA RELATED CONDITIONS

         An elevation of certain antibodies specific to CANDIDA ALBICANS (pathogenic fungus) antigens is an indication of either an infection (systemic or topical) by C. ALBICANS, or the overgrowth of the fungus in the intestine. The overgrowth in the intestine can cause C. ALBICANS antigens to enter the circulation causing systemic Candidiasis. The use of antibiotics, immunosuppressive agents, or birth control pills creates favorable conditions for Candidiasis. Systemic Candidiasis is a serious condition in immunosuppressed patients.

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         FOOD ALLERGIES

         Incompletely digested food antigens may gain access to the systemic circulation either through the microvilli by endocytosis or through the intercellular spaces of the gut mucosa in conditions such as the inflammatory bowel disease, coeliac disease, gastroenteritis or the immature mucosa of the infant. Certain antibodies may be produced against these food antigens and may form complexes with newly absorbed antigens and can lead to tissue damage when deposited in various organs. AIT has various panels that can test for as many as ninety different food allergies.

         BASOPHIL HISTAMINE RELEASE (BHR)

         The BHR test can be used to assess the allergic response using human blood in a test tube rather than on humans directly. Since most allergic reactions end up with histamine release, the measurement of histamine is essential in evaluating the effects of allergy. The test can be used on human blood in a test tube rather than on humans directly. As a surrogate for humans, the BHR test can be used initially to evaluate the response for a new anti-allergy drug IN VITRO rather than directly in humans.

         OTHER ALLERGIES

         AIT also performs other tests for various allergies such as inhalants, molds, weeds, insects, and animals, among others.

TECHNOLOGY AND PATENTS

         AIT has succeeded in obtaining four patents pertaining to its discoveries for allergy treatment. These are:

         (1)      Immunotherapy agents for treatment of IgE mediated allergies:
                  U.S. Patent #5,116,612 (issued May 6, 1992).

         (2) Liposome containing immunotherapy agents for treatment of IgE mediated allergies: U.S. Patent #5,049,390 (issued September 17, 1991).

         (3)      Immunotherapy agents for treatment of IgE mediated allergies:
                  U.S. Patent #4,946,945 (issued August 7, 1990).

         (4) Allergen-thymic hormone conjugates for treatment of IgE mediated allergies: U.S. Patent #5,275,814 (issued January 4,
                  1994).

         There can be no assurance or guarantee that the Company can adequately protect its patents or proprietary technology.

         AIT is focused on the discovery and commercialization of novel bio-pharmaceutical drugs for the treatment of allergies. The Company's research has led to new therapeutic approaches and inventions which are covered by the above patents. AIT's strategy is to utilize its proprietary technologies to create unique drugs for the treatment of allergies, especially those that can be taken orally avoiding the present injection therapy which is tedious, expensive and unpredictable. With financial assistance from Biomerica, AIT has begun preclinical animal studies utilizing the technology covered in some of these patents. In connection with these efforts, the Company has also received certain technical expertise and assistance from Biomerica.

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         The objective of AIT is to tap the estimated $6 billion allergy market in the U.S. by developing drugs for allergy treatment based on Liposome-Encapsulated Allergens (LEA). The Company plans to find a strategic partner to finance the cost of these efforts.

         Liposomes are minute fatty particles in which allergens may be enclosed (encapsulated). LEA favorably alters the immunological response to allergens compared to the response elicited by native allergens presently used in desensitizing immunotherapy. The results of pre-clinical studies conducted on rodents (administering liposome encapsulated house dust mite by both injection and mouth) indicate a dramatic increase in the desensitization process. If successful, this new type of therapy may revolutionize allergy treatment for reasons indicated below:


--------------------------------------------------------------------------------
        FEATURES                                  BENEFIT
--------------------------------------------------------------------------------
Oral delivery possible             Increased patient compliance, no injections
                                   necessary
--------------------------------------------------------------------------------
Complete treatment blockers        Treats the disease and not the symptoms as in
                                   histamine blockers
--------------------------------------------------------------------------------
Reduced patient visits             Convenient to patient and less costly to
                                   managed care
--------------------------------------------------------------------------------


         AIT is currently looking for a collaborative partner to continue this effort to develop and test this technology.

         As mentioned above, the Company has developed a Histamine Basophil Release (BHR) test that is a surrogate to humans wherein sensitivities to allergens may be determined in a test tube. Food sensitivity studies for large pharmaceutical and nutritional firms such as Mead Johnson and Carnation were conducted utilizing the BHR test. AIT intends to use the same BHR test in the development of the new encapsulated liposome allergen therapy.


RESEARCH AND DEVELOPMENT

         During fiscal 1998 the Company spent $39 on research and development as compared to $12,933 in fiscal 1997. The research that lead to the Company's patent positions occurred in prior years. The Company does not expect to engage in further research and development until the Company obtains additional financing or until the Company enters into a strategic alliance with a partner that would conduct the research needed to bring the products to market.

         The Company is exploring strategic alliances, acquisition and/or partnering with companies whose technologies will have potential synergistic benefits for AIT's products and technologies. Such alliances are expected to include companies in the liposome manufacturing field, vertical integration of companies in the allergy field, and distribution and marketing firms.

         Further, AIT will actively seek collaborative pharmaceutical partners to help commercialize its products. AIT has been supporting both the research and the initial pre-clinical work but it anticipates that any developed products would be jointly commercialized through a marketing partner. The Company believes its partnering strategy will enable it to reduce its cash requirements while developing a portfolio of potential products marketed through existing/proven distribution channels. (See "Government Regulation and Licenses".)

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MANUFACTURING

         After the procedures for manufacturing the encapsulated liposome allergens and related technologies are established, AIT's strategy is to collaborate with national and international pharmaceutical companies to produce and market its products.

         For certain procedures of its production process AIT shall enter into manufacturing agreements with FDA approved companies capable of manufacturing commercial scale quantities of products to meet AIT's forecasted requirements. Such manufacturing contracts shall provide for creating and maintaining regulatory approvals, suitable shelf-life, stability and ease of use.

         Additional considerations of scaling up production methods, developing quality control systems, establishing batch to batch reproducibility, testing sterilization methods, establishing reliable sources of raw materials will be instituted and complied with. Generally, the equipment used in the Company's process technologies is commercially available in industrial sizes and is currently used in pharmaceutical industry operations.

THE MARKET

         Allergies affect 41 million people in the U.S. (20% of the population). It is also estimated that in the U.S. alone there are 3.5 million lost workdays every year due to allergic episodes. The incidence of allergies is at least the same in other industrialized countries with some estimates reaching 35-50% of the population. The total U.S. allergy market, at present, exceeds $5 billion dollars annually.

         The immunotherapeutic process involves weekly injections of allergenic extract. Each dose gradually increases until the allergic response diminishes significantly, usually between six months to a year after the shots were started. Treatment is usually recommended to last for three to five years.

         Immunotherapy can be very effective, but the risk of inducing potentially life-threatening response is high. For this reason, the National Institutes of Health (NIH) recommends immunotherapy be used only when other therapies are not successful.

         Despite potential complications, immunotherapy continues to be commonly used in the prevention of allergies. Of the more than 40 million people in the United States who suffer from allergies, approximately 1.5 million to 2.5 million are administered immunotherapy shots by their allergists as often as twice weekly. The allergies for some patients are nearly completely eliminated by this therapy. However, for others the therapy is not effective enough and must be augmented with other allergy therapeutics.

         Allergy shots prove time-consuming, costly, and risky for patients because the allergen is injected into the body. Because such injections are potentially harmful, patients must be monitored for at least twenty minutes after receiving a shot. The yearly cost to patients includes the cost of the extracts, weekly (or semiweekly) physician visits and injections that require patient monitoring following administration.

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         In the U.S. there are currently approximately thirteen competitors in the immunotherapy market, with four holding substantial market shares. These four are led by Bayer Allergy Products, which gained strength in the market after it merged with Miles Laboratories. Other top competitors include Center Laboratories, ALK and Greer Laboratories.

         In Europe there are more companies which deal in the immunotherapy market, but they primarily sell within the borders of their own countries.

EMPLOYEES

         The Company currently employs two employees who work in the laboratory performing clinical testing. It contracts with Biomerica for a variety of services including the advancement of certain technology.

RISK FACTORS

         NO ASSURANCE OF SUCCESSFUL PRODUCT DEVELOPMENT

         The Company's sales of laboratory testing services are minimal and therefore the Company has been incurring losses. There can be no assurance that the Company will be able to increase business to a degree where the Company will become profitable. In order to develop saleable products from the Company's patent positions, the Company will need to raise additional capital or form a strategic alliance with another company. The Company will need funds to conduct preclinical and clinical trials to determine the efficacy of any products it may develop. There can be no assurance that the Company will be able to raise the capital needed to bring products based on its patent positions to market or that it will be able to form a strategic alliance with a company that will enable it to proceed with developing its products. If capital is raised and products developed there can be no assurance that the products will meet FDA standards. There can be no assurance that the Company's therapeutic products will be proven effective therapy for allergy treatment. There can be no assurance that unforeseen problems will not develop with the Company's technology or product and there can be no assurance that the products will be a success commercially and that the Company will have the funds to market them competitively. There can be no assurance that research and discoveries by other companies or individuals will cause AIT's potential products to be useless or obsolete and that the Company will be able to keep up with other companies once a product is developed.

          It will take at least several years before the Company could possibly develop saleable products once the Company raises additional capital. The timing of development of a saleable product is long and uncertain at this point. Results of studies and clinical trials performed to date on the Company's products may not be indicative of final results. Significant research, development, preclinical and clinical testing, regulatory approval and other such functions must occur before a potentially successful product could be developed. There can be no assurance that the products will be safe and efficacious in clinical trials or that the products could be produced in commercial quantities at acceptable costs or be successfully or profitably marketed. There can be no assurance that the products will gain commercial acceptance among health care providers, third-party payors or patients.

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         Even if the Company is able to raise additional capital, it still expects to continue to incur losses in order to develop potential products. The Company's future capital requirements could depend on and increase as a result of many factors, including progress in its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims, competing technological and market developments, the terms of any collaborative arrangements that the Company may enter into, the ability of the Company to establish research, development and commercialization arrangements pertaining to the Company's products, the cost of establishing manufacturing facilities, the cost of commercialization activities, and the demand for the Company's products if and when approved.

         HAZARDOUS MATERIALS

         The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that safety procedures for handling and disposing of such materials comply with the standards prescribed by state and Federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

         LIMITED MARKET FOR COMPANY'S STOCK AND STOCK PRICE VOLATILITY

         Although the Company trades on the Over the Counter (OTC) Bulletin Board system under the symbol ALIM, it is thinly traded and the stock prices are volatile. There can be no assurance that there ever will be a substantial market for the stock or of the ability of stockholders to sell their securities at the price they ask. Many factors can affect the price of the stock including earnings of the Company, success of the research and development, the success of securing additional funding, changes in government regulations, the general market conditions and many other such factors. The market value of the Company's Common Stock is subject to significant fluctuations and holders of the Company's shares are likely to find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.

         In addition, the Company's Common Stock currently is subject to certain requirements under the Securities Exchange Act of 1934 (Exchange Act) that are applicable to securities defined as "penny stock". Any broker engaging in a transaction in the Common Stock is required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of the Common Stock held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Since brokers are subject to the "penny stock" rules when engaging in transactions in the Company's Common Stock, they may be less willing to engage in such transactions, thereby making it more difficult for purchasers in this offering to dispose of their shares.

         Pursuant to new rules adopted by the National Association of Securities Dealers (NASD), the Company's Common Stock must be registered under Section 12(g) of the Exchange Act to remain qualified for trading on the OTC Bulletin Board. If the Company does not have an effective registration statement covering its Common Stock or has not obtained final clearance from the Securities and Exchange Commission (SEC) on or before August 1, 1999, the Company's Common Stock may no longer be qualified for trading on the OTC Bulletin Board. There is no guarantee that the Company will be able to meet the NASD's deadline for continued trading of its Common Stock on the OTC Bulletin Board. If the Company is unable to meet these requirements, its Common Stock may continue to be traded on the OTC market on what are called "pink sheets". As a result, holders of the Company's shares may find it even more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's Common Stock.

         DILUTION

         If the Company succeeds in raising the additional capital that it needs to proceed with further research, substantial dilution of the current shareholder base may occur. This may effect the sale price of the Company's common stock.

         NO ASSURANCE OF FDA APPROVAL

         The FDA and other agencies require lengthy laboratory and clinical testing before such therapeutic remedies may be approved for marketing. These are both time-consuming and costly. Approvals are not guaranteed and there could be changes in government policies and regulations. The Company's experience with such procedures is minimal.

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         If a product were approved, then manufacturing facilities would need to be established. These facilities are also subject to oversight by regulatory agencies. Approvals may be withdrawn or limited if facilities do not meet government standards or unforeseen problems occur after marketing.

         Government regulation may delay or prevent the marketing of any product AIT develops. There can be no assurance that approvals will be given for any product on a timely basis or at all. It cannot be determined how this would impact AIT financially, but it could have a material adverse affect on the Company. There is also no way to foresee the extent or impact of future government regulations.

         ABILITY TO PROTECT INTELLECTUAL PROPERTY

         AIT currently holds four U.S. patents. If AIT is not successful in protecting its intellectual property it could affect AIT's ability to compete successfully in the future.

         YEAR 2000

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such year 2000 requirements or risk system failure or miscalculations, potentially causing disruptions of normal business activities. The Company relies on computers, systems and applications to operate and monitor certain aspects of its business. Certain of the Company's computers and computing systems have not been upgraded to year 2000 compliant equipment. In addition, failure of the Company's third party service providers and vendors to adequately address the problems relating to the year 2000 could materially disrupt the Company's operations. Accordingly, the change to the year 2000, could have a material adverse effect on the Company's business, results of operations and financial condition.

         CONCENTRATED CONTROL

         Biomerica, Inc. owns approximately 74.5% of AIT common stock. Therefore, Biomerica has the ability to control the outcome on all matters requiring stockholder approval, including the election and removal of directors, or any potential collaboration with other investors, among other things.

         SUBSTANTIAL COMPETITION

         There are many large companies which have much greater resources than AIT that the Company would have to compete against. Although there are no companies utilizing the exact technology AIT proposes to use, there are other technologies which the Company would have to compete with, as well as other companies. These companies have much greater experience in all areas of the business than AIT. These companies have well-established research and development, manufacturing, marketing and sales capabilities

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         ABSENCE OF SALES AND MARKETING ORGANIZATION

         The Company has no experience in sales, marketing and distribution of its proposed products. Although the Company currently has sales and has performed marketing functions for sales of laboratory testing services, the sales and marketing of the proposed products is substantially different from that already experienced by the Company. If the Company develops any products with commercial potential AIT may need to develop other means to market these products than is currently available to them. This may involve hiring suitable personnel or forming alliances with distributors who could perform those functions. There can be no assurance that the Company will be successful in establishing these networks or that if they are established, that they will be successful.

         ASSISTANCE FROM BIOMERICA

         The Company has received substantial help from Biomerica in the form of loans of capital and personnel services in order to function. It is estimated that such services would cost more than is being charged by Biomerica (since Biomerica already has such systems and personnel in place) if the Company were to have to take care of these functions itself. There is no assurance that Biomerica will be able to continue this help indefinitely into the future.

         ATTRACTION OF NEW EMPLOYEES

         The Company will also need to attract additional personnel in order to proceed with the development of any new products and there can be no assurance that the Company will be able to do so. The Company's ability to hire additional personnel will be dependent upon the raising of additional capital or the formation of an alliance with another company.

COMPETITION

         The immunotherapy market in the United States is dominated by four companies, all of which have substantially greater resources and business experience than the Company.

         The independent clinical laboratory industry in the U.S. and in California is highly competitive and fragmented. According to one industry source, there are approximately 4,500 independent clinical laboratories in the U.S. These independent clinical laboratories fall into two separate categories:
(1) smaller, local laboratories that generally offer fewer tests and services and (2) larger laboratories. The Company is a small laboratory.

GOVERNMENT REGULATION AND LICENSES

         GENERAL

         Numerous aspects of AIT's operations, including its testing processes, its business practices and in some instances, the amount and methods by which it is paid, are subject to governmental regulation at the Federal, state and/or local levels.

         In order to bring oral or inhalant type products to market, the Company would have to obtain or license other technology as well as file for other FDA clearances. Such filing would require a substantial amount of resources.

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         FEDERAL AND STATE CLINICAL LABORATORY LICENSING

         All clinical laboratories operating in the United States, with limited exceptions, are required to obtain Federal certification pursuant to the Clinical Laboratory Improvement Act (CLIA) and its implementing regulations. The law and its implementing regulations impose, as conditions for such certification, requirements relating to test processes, personnel qualifications, facilities and equipment, record keeping, quality control, quality assurance and participation in proficiency testing. The same regulatory requirements also apply as conditions for participation in the Medicare and Medicaid programs. CLIA regulations vary depending on the complexity of the methodologies performed by the laboratory. Compliance is verified by periodic on-site inspections. Sanctions for failure to meet CLIA/Medicare certification requirements include suspension or revocation of certification, criminal penalties, injunctive actions to close the laboratory, civil penalties or imposition of specific plans of correction to remedy alleged deficiencies. Licensing requirements similar to those imposed pursuant to CLIA also apply at the state level, with similar sanctions for noncompliance. Effective January 1, 1996, California Senate Bill 113 ("SB 113") became law and amended the California laws governing clinical laboratories to make them at least as stringent as CLIA was as of January 1, 1994.

         The Company currently holds an annually renewed clinical laboratory license with the Department of Health Services, State of California. The current license expires December 31, 1999. The Company also holds a clinical laboratory license from the state of Florida. This current license expires November 11, 2000 and is renewed every two years. The Company holds a CLIA Certificate of Compliance, which is a requirement of the Federal government for clinical laboratories. This certificate expires in February 2001 and is renewed every two years. Although the Company has never failed to obtain renewals, its business operations would be materially and adversely affected if it were unable to do so.

         FEDERAL AND STATE BILLING AND FRAUD AND ABUSE LAWS

         The Federal Medicare laws impose specific billing requirements on clinical laboratories. Generally, laboratories are required to bill the Medicare program directly rather than billing physicians or beneficiaries. Exceptions to this "direct billing" requirement permit a referring laboratory to bill Medicare for testing performed by another laboratory if at least 70% of the tests for which the referring laboratory receives requisitions are performed on-site.

         SPECIMEN TRANSPORTATION

         Regulations of the Department of Transportation, the Public Health Service, and the Postal Service apply to the transportation of clinical laboratory specimens.

         REGULATIONS FOR PRODUCTS FOR HUMAN THERAPEUTIC USE

         Regulation by governmental authorities in the United States and other countries is a significant factor for the Company's ongoing research and development activities. In order to test clinically, to produce and to market products for human therapeutic use, mandatory procedures and safety standards established by the FDA and comparable agencies in foreign countries must be

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followed. The standard process required by the FDA before a pharmaceutical agent may be marketed in the United States includes (i) preclinical tests, (ii) submission to the FDA of an application for an Investigational New Drug ("IND"), which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application, (iv) submission to and acceptance by, the FDA of an NDA with respect to drugs or a Product License Application("PLA") with respect to biologics, and (v) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug or biologic.

         In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered or licensed by the FDA. Domestic manufacturing establishments are subject to inspections by the FDA and by other federal, state and local agencies and must comply with Good Manufacturing Practices as appropriate for production.

         Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug to humans, the drug is tested for dosage and tolerance. Phase II involves detailed evaluation of safety and efficacy. Phase III trials consist of larger scale evaluation of safety and efficacy and may require larger patient numbers, depending on the clinical indication for which marketing approval is sought. The process of completing clinical testing and obtaining FDA approval for a new product is likely to take a number of years and require the expenditure of substantial resources. The FDA may also require post marketing testing and surveillance programs to monitor the drug's efficacy and possible side effects. Results of these post marketing programs may prevent, or limit, the further marketing of the products.

         Sales of pharmaceutical products outside of the United States are subject to regulatory requirements that vary widely from country to country. In the European Union ("EU"), the general trend has been toward coordination of common standards for clinical testing of new drugs. Generally, the level of regulation in the EU and other foreign jurisdictions is somewhat less comprehensive and burdensome than regulation in the United States, but there are differences and, in a few instances, foreign regulations may be more burdensome than FDA requirements. The time required to obtain regulatory approval from the comparable regulatory agencies in each foreign country may be longer or shorter than that required for FDA approval.

         In addition, the Company is and may be subject to regulation under state and federal law regarding occupational safety, laboratory practices, the use and handling of radioisotopes, environmental protection and hazardous substance control and to other present and possible future local, state, federal and foreign regulation.

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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

         THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO, COMPETITION, WHICH HAS AND WILL CONTINUE TO PUT PRICE PRESSURE ON THE COMPANY'S THIRD PARTY COLLECTION BUSINESS, THE COST AND AVAILABILITY OF CAPITAL TO FINANCE ITS PORTFOLIO RECEIVABLES, AND OVERALL MACRO-ECONOMIC CONDITIONS.

GENERAL

         The Company currently generates revenue by providing clinical testing services to doctors, clinics and drug firms in specialized areas of allergy and sensitivity determinations. Test samples are sent to the Company's laboratory for evaluation and the results of the tests are reported to the customer (doctors, clinics, or other).

         The Company is also engaged in the development and commercialization of novel bio- pharmaceutical products for the treatment of allergies. The Company has obtained four patents on technology relating to the treatment of allergies. Additional financing will be required for the Company to complete the development of its technology. The Company is not expected to engage in further research or development until it obtains such additional financing. In connection with these efforts, the Company may enter into a strategic alliance or joint venture to finance the cost of such further research and development.

         The Company's laboratory facilities are located next to its office in Newport Beach, California. At the same facilities ancillary support services such as accounting and office support are provided by Biomerica. AIT pays Biomerica a monthly fee of approximately $1,350 for these services.

RESULTS OF OPERATIONS

         NINE MONTHS ENDED FEBRUARY 28, 1999, COMPARED TO NINE MONTHS ENDED FEBRUARY 29, 1998

         Revenues for the nine months ended February 28, 1999 were $53,619 as compared to $69,425 in the prior nine-month period. This represents a decrease of $15,806 or 23% from the period. The decrease of sales was due to the loss of several accounts. These accounts were comprised primarily of the accounts of large pharmaceutical companies that had retained the Company's services in connection with specific research projects. The accounts were discontinued after project completion. Cost of sales as a percentage of sales increased from 114% to 120% due to higher material costs.

         General and administrative expenses decreased from $103,210 to $47,982 during the nine month period ended February 28, 1998, as compared to the nine month period ended February 28, 1999. The decrease was $55,228 or 54%.
The decrease was due to lower payroll costs resulting from the termination of employment of the Company's former president. For the first nine months of fiscal 1999 research and development expenses were $300 compared to $0 for the same period in fiscal 1998.

         FISCAL YEAR ENDED MAY 31, 1998, COMPARED TO FISCAL YEAR ENDED MAY 31, 1997

         Revenues for the year ended May 31, 1998 were $99,071 as compared to $151,162. This represents a decrease of $52,091 (34%). The decrease in sales was attributable to the loss of several accounts. These accounts were comprised primarily of the accounts of large pharmaceutical companies that had retained the Company's services in connection with specific research projects. The accounts were discontinued after project completion. Cost of sales as a percentage of sales increased from 85% to 107% due to the decrease in sales, while some costs remained fixed.

         General and administrative expenses increased from $95,192 in fiscal 1997 to $125,708 in fiscal 1998 (32%). The increase was due to higher wages in fiscal 1998 because the Company had hired a president for part of that fiscal year. Research and development decreased from $12,933 in fiscal 1997 to $39 in fiscal 1998 (99%). In fiscal 1997 Biomerica charged AIT approximately $6,000 for research services rendered. In fiscal 1998 AIT cut back on research due to lack of funds.

LIQUIDITY AND CAPITAL RESOURCES

         As of February 28, 1999, the Company had a cash deficit of $690 compared to $980 for the previous year. Its current working capital deficit was $167,313 as compared to $163,670 for the previous year.

         The Company has been experiencing losses and has had to rely on borrowings from Biomerica, Inc., which owns approximately 74.5% of the outstanding stock of AIT. Management believes that losses will continue during fiscal 1999. Biomerica has agreed to provided continued financial and management support, if necessary, through the end of the Company's 2000 fiscal year.

YEAR 2000 COMPLIANCE; YEAR 2000 READINESS DISCLOSURE

         TO THE FULLEST EXTENT PERMITTED BY LAW, THE FOLLOWING DISCUSSION IS A "YEAR 2000 READINESS DISCLOSURE" WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT 105 P.L. 271.

         BACKGROUND

         Many of the world's computer systems and programs currently record years in a two-digit format. Such computer systems or programs that have date-sensitive software or hardware may recognize a date using "00" as the year 1900 rather than the year 2000, and therefore, may be unable to recognize, interpret or use dates in and beyond the year 1999 correctly. Because the activities of many businesses are affected by dates or are date-related, the inability of these systems or programs to use such date information correctly could result in system failures or disruptions and lead to disruptions of business operations in the United States and internationally (the "Year 2000 Problem"). In the case of the Company, such disruptions may include, among other things, an inability to maintain accurate records, send invoices, or engage in similar routine business activities.

         ASSESSING THE IMPACT OF THE YEAR 2000 PROBLEM ON THE COMPANY'S
         OPERATIONS

         The Company currently operates a Novell-based LAN system put in place in November 1994. Most of the Company's computers have been upgraded to year 2000 compliant equipment. The Company upgraded its software and most hardware in March of 1999. The cost of these upgrades was not material. The accounting and record-keeping software that is employed at AIT is actively supported by the developer/vendor and is in wide currency in varied commercial milieus.

         The Company does not place orders electronically nor does it make disbursements to vendors or employees in that medium. The Company has a broad base of customers and suppliers and therefore is not heavily reliant on any one outside of the Company. However, the Company has no way of completely knowing how the year 2000 may effect its various vendors or customers if such conversions are not completed on a timely basis by them, and thus it cannot estimate with certainty the impact the year 2000 may have on the Company.

         CONTINGENCY PLANNING

         The Company has not developed any plan to address contingencies arising from the Year 2000 problem. Consequently, no assurance can be given that any potential failure of in-house or third-party systems will not increase the Company's operating costs or create uncertainties that may have an adverse effect on the Company's operating results or financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME, and SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 130 requires that an enterprise report by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprises operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. SFAS No. 130 is applicable to interim financial statements. However, the Company has no elements of other comprehensive income.

                             DESCRIPTION OF PROPERTY

         The Company currently leases 1,600 square feet of office and laboratory space in Newport Beach, California, on a month-to-month basis, at a rate of $1,400 per month, plus taxes and insurance. The property is in good condition and sufficient to meet the needs of the Company at this time. The Company does not plan to obtain additional space in the foreseeable future. However, if the Company obtains a research and marketing partner or raises additional funds the need would arise for acquiring additional space. The facilities are leased from Mrs. Ilse Sultanian and JSJ Management (one of the partners of which, Janet Moore, is an officer, director and stockholder of the Company). (See Item 7, "Certain Relationships and Related Transactions").

         At the same facilities ancillary support services such as accounting and office support are provided by Biomerica. AIT pays Biomerica a monthly fee of approximately $1,350 for these services.

            SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

         Except as otherwise indicated, the following table sets forth certain information regarding the beneficial ownership of the Company's capital stock as of February 28, 1999, by: (i) each of the Company's directors and officers, (ii) each person or entity who beneficially owned more than five percent of the Company's capital stock, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of each named beneficial owner is the same as that of the Company's principal office located at 1531 Monrovia Avenue, Newport Beach, California 92663.


Name and Address             Shares Beneficially         Percentage Beneficially
Of Beneficial Owner                 Owned                         Owned (1)
-------------------          -------------------         -----------------------

Common Stock

Zackary Irani (2)                  12,952,108                     75.4%

Dr. Robert Orlando                    162,000                         *

Janet Moore (3)                       865,350                      5.0%

Officers and Directors
as a group (3 individuals)         13,979,458                     81.4%

----------
*Less than one percent

(1) Beneficial ownership is determined in accordance with the applicable rules under the 1934 Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentage ownership is based on 17,170,390 shares of Common Stock outstanding.
(2) Includes 12,797,108 shares of Common Stock issued to Biomerica, Inc., with respect to which Mr. Irani has investment and voting power by virtue of his position as President and Chairman of the Board of Biomerica, Inc.
(3)  Includes 20,000 shares of Common Stock owned by Ms. Moore's minor children.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The officers, directors and significant employees of Allergy Immuno Technologies are as follows:

                                                                        Term of
                                                                        Director
Name                            Age              Position               Expires
----                            ---              --------               --------

Zackary Irani                   32               Chairman               1999

Dr. Robert Orlando              59               Director               1999

Janet Moore                     48               Director,              1999
                                                 Secretary

         The Company currently does not have any officers other than its Chairman of the Board and secretary, who are responsible for the Company's daily operations.

         Zackary S. Irani is Director and Chairman of the Board of AIT. He is currently President and Chairman of Biomerica, Inc., which owns 74.5% of AIT. He has been with Biomerica over twelve years and holds a B.S. degree from Chapman University and an MBA from the University of California, Irvine. Mr. Irani serves as a director of Lancer Orthodontics and Biomerica and has been a director of AIT since 1992.

         Dr. Robert Orlando serves as the Medical Director of AIT and has been a member of the board since 1986. Dr. Orlando is a pathologist as well as a biophysicist and immunologist. Dr. Orlando, a graduate of the New Jersey University of Medicine and the University of Chicago, is the Chief Pathologist at Beverly Hospital. Dr. Orlando is a director of Biomerica and Lancer Orthodontics. Dr. Orlando has been a director of AIT since 1986.

         Janet Moore serves as director and secretary of AIT. She has for Biomerica for over twenty-two years and holds a B.S. degree in business from Pepperdine University. She is a director of Lancer Orthodontics and Biomerica. Janet Moore has been a director of AIT since April 1997.

                             EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation received for the fiscal years ended May 31, 1998, 1997 and 1996 for services rendered to the Company in all capacities by the Company's Chairman of the Board.


                                              SUMMARY COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------------

                                         ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                                  ---------------------------------    -------------------------------------
                                                                                AWARDS               PAYOUTS
                                                                       ------------------------      -------
 NAME AND PRINCIPAL               SALARY     BONUS     OTHER ANNUAL    RESTRICTED    SECURITIES       LTIP        ALL OTHER
      POSITION          YEAR       ($)        ($)      COMPENSATION      STOCK       UNDERLYING      PAYOUTS    COMPENSATION
                                                            ($)         AWARD(S)      OPTIONS/         ($)           ($)
                                                                          ($)         SARS (#)
----------------------------------------------------------------------------------------------------------------------------
Zachary Irani(1),       1998       -0-        -0-           -0-           -0-            -0-           -0-           -0-
Chairman of the         1997       -0-        -0-           -0-          50,000          -0-           -0-           -0-
Board                   1996       -0-        -0-           -0-           -0-            -0-           -0-           -0-
----------------------------------------------------------------------------------------------------------------------------


(1) All other compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted the lesser of $50,000 or 10% of the total annual salary and bonus of the named executive for such year.

STOCK OPTION GRANTS

         During fiscal 1998, the Company agreed to grant options to purchase 1,135,000 shares of Common Stock to the directors and an employee of AIT, and Biomerica, the Company's parent. The stock options will be granted at an exercise price equal to the fair market value of the Common Stock as determined
(i) upon the completion of an offering of securities yielding proceeds to the Company of $3,000,000 or more, or (ii) upon the completion of a merger with or an acquisition of a company having assets of more than $6,000,000. The options will be exercisable over the five-year period beginning on the grant date.

         The Company has not entered into any employment agreements with its officers or employees. Directors do not receive cash compensation for their services, but may be reimbursed for reasonable expenses and may receive stock options in consideration of their services.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company leases on a month-to-month basis 1,600 square feet of laboratory and office space for $1,400 per month, plus insurance and taxes. The space is leased from Mrs. Ilse Sultanian and JSJ Management. Ms. Janet Moore, an officer, director and shareholder of the Company, is a partner at JSJ Management.

         The Company currently contracts with Biomerica for certain accounting and general administrative services. The Company pays Biomerica an aggregate monthly fee of approximately $1,350 for these services. In addition, the Company has received certain financial and technical assistance from Biomerica in connection with the development of its technology. The Company's Chairman of the Board and Secretary are officers, directors and significant shareholders of Biomerica.

                            DESCRIPTION OF SECURITIES

         The Company's authorized equity capitalization consists of 50,000,000 shares of voting Common Stock, par value $.001 and 100,000 shares of preferred stock, par value $1.00 per share. As of May 1, 1999, there were 17,170,390 shares of Common Stock issued and outstanding. No shares of preferred stock have been issued as of the date of this Registration Statement.

COMMON STOCK

         Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor. There have been no dividends declared and management does not anticipate any dividends in the near future due to lack of funds. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

         Holders of common stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any preferred stock that may be outstanding. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the company of shares of the common stock or preferred stock. All the outstanding shares of common stock are, and additional shares of common stock will be, when, issued, validly issued, fully paid and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue up to 100,000 shares of Preferred Stock, par value $1.00 per share, the rights, preference and privileges of which may be determined from time to time by the Board of Directors. The Board of directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. Any preferred stock issued will rank prior to the common stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock, and could delay, deter or prevent a change in control of the Company. The Preferred Stock will, when issued, be fully paid and nonassessable.

                                     PART II

ITEM. 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock is traded on the NASDAQ's OTC Bulletin Board under the symbol "ALIM". The high and low closing bid information for the Company's Common Stock during the years ended May 31, 1997 and 1998, as well as the interim nine-month period ended February 28, 1999, is based on information received from Bloomberg, L.P.

                                                             High           Low
                                                             ----           ---

Year Ended May 31, 1997:                                    .0001          .0001

  Quarter ended May 31, 1997.......................           *              *

  Quarter ended February 28, 1997..................         .0001          .0001

  Quarter ended November 30, 1996..................           *              *

  Quarter ended August 31, 1996....................           *              *

Year Ended May 31, 1998:                                      *              *

  Quarter ended May 31, 1998.......................           *              *

  Quarter ended February 28, 1998..................           *              *

  Quarter ended November 30, 1997..................           *              *

  Quarter ended August 31, 1997....................           *              *

  Nine Months ended February 28, 1999:                      .13            1/32

  Quarter ended February 28, 1999..................         .13            1/32

  Quarter ended November 28, 1998..................           *              *

  Quarter ended August 31, 1998....................           *              *


* Indicates a period in which no trades took place and for which no bid prices were posted.

         The quotations reflect inter-dealer price, without mark-up, mark-down or commission and may not represent actual transactions. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

         As of March 31, 1999, there were 773 shareholders of record of the Company's common stock and 0 holders of the Company's preferred stock.

         The Company has not declared or paid any cash dividends on its common stock and does not intend to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements, and financial condition and other such factors as the Board of Directors may consider.

ITEM 2.  LEGAL PROCEEDINGS.

None

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Effective April 13, 1999 the Company's Board of Directors approved the engagement of BDO Seidman, LLP to serve as the Company's independent public accountants and to conduct the audit of the Company's financial statements for the ensuing fiscal year end. In connection with the engagement of BDO Seidman, LLP, the Company dismissed Corbin & Wertz, who had been engaged to audit the Company's financial statements for the prior fiscal years. The audit reports provided by Corbin & Wertz for the fiscal years ended May 31, 1998 and 1997 did not contain any adverse opinion or disclaimer of opinion nor was any report modified as to uncertainty, audit scope or accounting principles. There have been no past disagreements between the Company and Corbin & Wertz on any matter of accounting principles or practices, financial statement disclosure or auditing, scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During fiscal 1999 the Company issued 1,916,429 shares of common stock to Biomerica in exchange for debt of $134,150. The shares were issued in private transactions pursuant to the exemption available under Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

         During fiscal 1998 the Company issued 30,000 shares of common stock to the then president of the Company for services rendered and 5,000 to an employee for services rendered. The shares were issued in private transactions pursuant to the exemption from registration available under Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

         During fiscal 1997 the Company issued 400,000 shares of common stock to directors of the Company for services rendered. The shares were issued in private transactions pursuant to the exemption from registration available under
Section 4(2) of the Securities Act of 1933, as amended, and other applicable exemptions from registration and qualification under federal and state securities laws.

ITEM 5.  INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS

         The Certificate of Incorporation limits the liability of directors and officers to the fullest extent permitted under Delaware General Corporation Law. As allowed by Delaware Revised Statutes, the Certificate of Incorporation and Bylaws of the Company provide that the liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or its shareholders except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which a director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, with respect to certain contracts in which a director has a material financial interest and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

                                                      PART F/S

FINANCIAL STATEMENTS

    See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

                              FINANCIAL STATEMENTS


          AS OF FEBRUARY 28, 1999 (UNAUDITED) AND MAY 31, 1998 AND 1997
          AND FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED)
                        AND 1998 (UNAUDITED) AND EACH OF
                      THE YEARS ENDED MAY 31, 1998 AND 1997


                                      WITH

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT THEREON

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Allergy Immuno Technologies, Inc.


We have audited the accompanying balance sheets of Allergy Immuno Technologies, Inc. (the "Company") as of May 31, 1998 and 1997, and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allergy Immuno Technologies, Inc. as of May 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                                      CORBIN & WERTZ

Irvine, California
June 29, 1998



                                                                               ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                                   BALANCE SHEET

=================================================================================================================


                                  FEBRUARY 28,
                                                                 1999             May 31,            May 31,
                                                             (UNAUDITED)           1998               1997
                                                          -----------------  -----------------  -----------------
ASSETS

CURRENT ASSETS
   Cash                                                   $              -   $          3,562   $          3,385
   Accounts receivable, less allowance
     for doubtful accounts of $11,185 at
     February 28, 1999 (unaudited), $11,482
     and $19,833, at May 31, 1998 and 1997,
     respectively,                                                  13,410             24,542             21,319
   Inventory                                                         7,029              7,011              8,607
   Prepaid and other current assets                                  1,907              3,471              5,066
                                                          -----------------  -----------------  -----------------

TOTAL CURRENT ASSETS                                                22,346             38,586             38,377
                                                          -----------------  -----------------  -----------------

Fixed assets, net of accumulated
   depreciation of $43,720 at February 28,
   1999 (unaudited), and $42,304 and $41,640
   at May 31, 1998 and 1997, respectively                              220              1,636              1,764

Land held for investment                                            46,000             46,000             46,000

Patents, net of accumulated amortization of $4,466 at February 28, 1999
   (unaudited), $3,746 and $2,800 at May 31, 1998 and
   1997, respectively                                               12,804             13,524             11,009
                                                          -----------------  -----------------  -----------------

                                                          $         81,370   $         99,746   $         97,150
                                                          =================  =================  =================

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                               ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                                   BALANCE SHEET

=================================================================================================================


                                  FEBRUARY 28,
                                                                 1999             May 31,            May 31,
                                                             (UNAUDITED)           1998               1997
                                                          -----------------  -----------------  -----------------

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
   Bank overdraft                                         $            690   $              -   $              -
   Accounts payable and accrued expenses                             5,603              5,581             15,340
   Due to affiliate                                                183,366            143,605            134,816
                                                          -----------------  -----------------  -----------------

TOTAL LIABILITIES                                                  189,659            149,186            150,156
                                                          -----------------  -----------------  -----------------

SHAREHOLDERS' DEFICIT
   Preferred stock, par value $1.00 per share;
     100,000 shares authorized; no shares
     issued and outstanding                                              -                  -                  -
   Common stock, par value $.001 per share;
     50,000,000 shares authorized; 17,170,390, 15,253,961 and 15,218,961 shares issued and outstanding at February 28, 1999 (unaudited),
     May 31, 1998 and 1997, respectively                            17,170             15,254             15,219
   Common stock subscribed, 1,916,429 shares
     subscribed at May 31, 1998                                          -              1,916                  -
   Additional paid-in capital                                    1,777,388          1,777,388          1,642,739
   Accumulated deficit                                          (1,902,847)        (1,843,998)        (1,710,964)
                                                          -----------------  -----------------  -----------------

Total shareholders' deficit                                       (108,289)           (49,440)           (53,006)
                                                          -----------------  -----------------  -----------------

                                                          $         81,370   $         99,746   $         97,150
                                                          =================  =================  =================


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                  ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                            STATEMENT OF OPERATIONS

====================================================================================================================


                                                 FOR THE NINE MONTHS ENDED                For the Years Ended
                                                       FEBRUARY 28,                             May 31,
                                            -----------------------------------  -----------------------------------

                                                   1999              1998
                                               (UNAUDITED)        (UNAUDITED)           1998              1997
                                            ----------------- -----------------  ----------------- -----------------

NET SALES                                   $         53,619  $         69,425   $         99,071  $        151,162

COST OF SALES                                         64,465            79,344            106,051           127,858
                                            ----------------- -----------------  ----------------- -----------------

GROSS PROFIT (LOSS)                                  (10,846)           (9,919)            (6,980)           23,304
                                            ----------------- -----------------  ----------------- -----------------

OPERATING EXPENSES:
     General and administrative                       47,982           103,210            125,708            95,192
     Research and development                            300                 -                 39            12,933
                                            ----------------- -----------------  ----------------- -----------------

TOTAL OPERATING EXPENSES                              48,282           103,210            125,747           108,125
                                            ----------------- -----------------  ----------------- -----------------

OPERATING LOSS                                       (59,128)         (113,129)          (132,727)          (84,821)

OTHER INCOME, NET                                        279                15                493             7,785
                                            ----------------- -----------------  ----------------- -----------------

LOSS BEFORE INCOME TAXES                             (58,849)         (113,114)          (132,234)          (77,036)

INCOME TAX EXPENSE                                         -                 -                800               800
                                            ----------------- -----------------  ----------------- -----------------

NET LOSS                                    $        (58,849) $       (113,114)  $       (133,034) $        (77,836)
                                            ================= =================  ================= =================
PER SHARE DATA:

NET LOSS                                    $           (.00) $           (.01)  $           (.01) $           (.01)
                                            ================= =================  ================= =================

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                             17,170,390        15,220,419         15,389,080        14,885,628
                                            ================= =================  ================= =================


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                                  ALLERGY IMMUNO TECHNOLOGIES, INC.


                                                                                                STATEMENTS OF SHAREHOLDERS' DEFICIT


                                                                            FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED)
                                                                                  AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997

====================================================================================================================================

                                      COMMON STOCK          COMMON STOCK SUBSCRIBED
                               --------------------------  --------------------------     ADDITIONAL                      TOTAL
                                                                                            PAID-IN     ACCUMULATED   SHAREHOLDERS'
                                   SHARES      AMOUNT          SHARES      AMOUNT           CAPITAL       DEFICIT    EQUITY(DEFICIT)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------
Balances at June 1, 1996         14,818,961  $    14,819               -  $          -   $  1,639,139  $ (1,633,128) $       20,830

Issuance of stock for services      400,000          400               -             -          3,600             -           4,000

Net loss                                  -            -               -             -              -       (77,836)        (77,836)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------

Balances at May 31, 1997         15,218,961       15,219               -             -      1,642,739    (1,710,964)        (53,006)

Issuance of stock for services       35,000           35               -             -          2,415             -           2,450

Common stock subscribed
    in exchange for debt                  -            -       1,916,429         1,916        132,234             -         134,150

Net loss                                  -            -               -             -              -      (133,034)       (133,034)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------

Balances at May 31, 1998         15,253,961       15,254       1,916,429         1,916      1,777,388    (1,843,998)        (49,440)

Issuance of stock (unaudited)     1,916,429        1,916      (1,916,429)       (1,916)             -             -               -

Net loss (unaudited)                                                                                        (58,849)        (58,849)
                               ------------- ------------  -------------- -------------  ------------- ------------- ---------------
Balances at February 28,
1999 (unaudited)                 17,170,390  $    17,170               -  $          -   $  1,777,388  $ (1,902,847) $     (108,289)
                               ============= ============  ============== =============  ============= ============= ===============


                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.


                                                                                          ALLERGY IMMUNO TECHNOLOGIES, INC.

                                                                                                   STATEMENTS OF CASH FLOWS

============================================================================================================================

                                                          For the Nine Months Ended                For the Years Ended
                                                                February 28,                             May 31,
                                                      ----------------------------------  ----------------------------------
                                                           1999               1998
                                                       (Unaudited)        (Unaudited)            1998              1997
                                                      ---------------    ---------------  ---------------    ---------------

Cash flows from operating activities:
    Net loss                                          $      (58,849)    $     (113,114)  $     (133,034)    $      (77,836)
    Adjustments to reconcile net loss to
    net cash used in operating activities:
        Depreciation and amortization                          2,136              2,188            1,609              2,835
        Stock issued for services                                  -              2,450            2,450              4,000
        Provision for allowance for
        doubtful accounts                                       (297)             1,000           (8,351)                 -
        Changes in operating assets
        and liabilities:
         Accounts receivable                                  11,429             (9,218)           5,128              2,374
         Inventory                                               (18)                 -            1,596             (2,163)
         Prepaid and other current assets                      1,564               (938)           1,595                (28)
         Accounts payable and accrued
         Expenses                                                 22             (7,604)          (9,759)             3,732
                                                      ---------------    ---------------  ---------------    ---------------

    Net cash used in operating activities                    (44,013)          (125,236)        (138,766)           (67,086)
                                                      ---------------    ---------------  ---------------    ---------------

Cash flows from investing activities:
    Purchase of property                                           -               (535)            (535)                 -
    Increase in patents                                            -             (3,461)          (3,461)                 -
                                                      ---------------    ---------------  ---------------    ---------------

    Net cash used in investing activities                          -             (3,996)          (3,996)                 -
                                                      ---------------    ---------------  ---------------    ---------------

Cash flows from by financing activities:
    Bank overdraft                                               690                  -                -                  -
    Advances from affiliate                                   39,761            126,827          142,939             45,404
                                                      ---------------    ---------------  ---------------    ---------------

    Net cash provided by financing activities                  40,451            126,827          142,939             45,404
                                                      ---------------    ---------------  ---------------    ---------------

Net change in cash                                            (3,562)            (2,405)             177            (21,682)

Cash at beginning of period                                    3,562              3,385            3,385             25,067
                                                      ---------------    ---------------  ---------------    ---------------

Cash at end of period                                 $            -     $          980   $        3,562     $        3,385
                                                      ===============    ===============  ===============    ===============

Supplemental disclosure of cash Information : Cash paid during the period for:
        Interest                                      $            -     $            -   $            -     $            -
                                                      ===============    ===============  ===============    ===============

        Income taxes                                  $            -     $            -   $          800     $          800
                                                      ===============    ===============  ===============    ===============



Supplemental schedule of non-cash financing activities:
    During 1998, the Company agreed to issue 1,916,429 common shares as partial repayment of amounts owed to Biomerica totaling $134,150. Such shares were issued during the nine month period ended February 28, 1999 (unaudited).


                                  See accompanying notes to financial statements

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Organization
------------

Allergy Immuno Technologies, Inc. (the "Company") provides specialized diagnostic testing services to physicians and clinics located throughout the United States. The Company is a majority-owned subsidiary of Biomerica and has historically received support for operations and management from Biomerica. Biomerica has agreed to provided continued financial and management support, if necessary, through the end of the Company's 2000 fiscal year.

Accounts Receivable
-------------------

Accounts receivable consists of fees due the Company for testing provided to various physicians, clinics and unrelated companies. The Company extends credit to its customers and generally performs ongoing credit evaluations of such customers. The Company does not require collateral to secure its accounts receivable. The Company maintains reserves for potential credit losses based on the Company's historical experience related to credit losses.

Inventory
---------

Inventory, comprised principally of various chemicals and testing kits, is stated at the lower of cost (first-in, first-out method) or market. Market is determined by comparison with recent purchases or net realizable value.

Fixed Assets
------------

Fixed assets, which are primarily comprised of furniture and fixtures, are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which are generally from three to five years. Depreciation expense included in the accompanying statements of operations totaled $1,416 and $1,482, for the nine months ended February 28,1999 (unaudited) and 1998 (unaudited), respectively, and $663 and $2,235 for the years ended May 31, 1998 and 1997, respectively. Expenditures for additions and major improvements are capitalized. Repairs and maintenance costs are charged to operations as incurred.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Patents
-------

The Company holds certain patents which are amortized on a straight-line basis over 17 years. Amortization expense included in the accompanying statements of operations amounted to $720 and $706, for the nine months ended February 28, 1999 (unaudited) and 1998 (unaudited) respectively, and $946 and $600 for the years ended May 31, 1998 and 1997, respectively.

Revenue Recognition
-------------------

Revenue is recognized upon completion of the diagnostic testing services.

Advertising Costs
-----------------

The Company reports the costs of all advertising as expense in the period in which those costs are incurred. Advertising costs were $0 for the nine months ended February 28, 1999 (unaudited) and 1998 (unaudited), and $63 and $0 for the years ended May 31, 1998 and 1997, respectively.

Income Taxes
------------

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "ACCOUNTING FOR INCOME TAXES." Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Stock-based Compensation
------------------------

During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "ACCOUNTING FOR STOCK-BASED COMPENSATION", which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES". Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Fair Value of Financial Instruments
-----------------------------------

The Company has financial instruments whereby the fair market value of the financial instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The Company's financial instruments consist of cash, accounts receivable and accounts payable. The carrying amounts of the Company's financial instruments approximate their fair values at May 31, 1998.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Interim Accounting Policy
-------------------------

In the opinion of the Company's management, the accompanying unaudited financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the balance sheet of the Company and the statement of operations and cash flows as of and for the nine months ended February 28, 1999 and 1998, respectively. The statement of operations for the nine months ended February 28, 1999 are not necessarily indicative of results of operations to be expected for the year ended May 31, 1999.

Accounting for the Impairment of Long-lived Assets
--------------------------------------------------

The Company follows the guidance under Statement of Financial Accounting Standards 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Management has determined that there is no impairment of long-lived assets as of May 31, 1998, and February 28, 1999.

Concentration of Credit Risk
----------------------------

The Company provides credit in the normal course of business to customers throughout the United States and foreign markets. The Company performs ongoing credit evaluations of its customers. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

During the nine months ended February 28, 1999, the Company had one major customer that accounted for approximately 29% of net sales (unaudited). During the nine months ended February 28, 1998, the Company had one major customer that accounted for approximately 20% of net sales (unaudited). During the year ended May 31, 1998, the Company had two major customers which accounted for approximately 33% and 20% of net sales, respectively. During the year ended May 31, 1997, the Company had three major customers which accounted for approximately 11%, 11% and 23% of net sales, respectively.

At February 28, 1999, the Company was owed $4,235 and $2,814 or 32% and 21%, respectively of net accounts receivable from two customers (unaudited). At May 31, 1998, the Company was owed $13,427 or 55% of net accounts receivable from one customer. At May 31, 1997, the Company was owed $11,510 or 54% of net accounts receivable from one customer.

Loss Per Share
--------------

Loss per share is computed using the weighted average number of common and common equivalent shares, if any, outstanding during each year.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128, "EARNINGS PER SHARE" ("SFAS 128"). SFAS 128 is primarily a disclosure standard which requires public companies to present basic earnings per share (EPS) and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share. Basic EPS is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares of common stock outstanding for the nine months ended February 28, 1999 totaled 17,170,390 (unaudited) and the weighted average number of shares of common stock outstanding and subscribed for the nine months ended February 28, 1998 totaled 15,220,419 (unaudited). The weighted average number of shares of common stock outstanding and subscribed for fiscal 1998 totaled 15,389,080 and the weighted average number of shares of common stock outstanding for fiscal 1997 totaled 14,885,628. Diluted EPS is computed by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The diluted EPS for fiscal 1998 and 1997 are equal to the basic EPS for these periods.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

Limitations On Dividends
------------------------

Pursuant to state laws, the Company is currently restricted, and may be restricted for the foreseeable future, from making dividends to its stockholders as a result of its accumulated deficit as of May 31, 1998.

Hazardous Materials
-------------------

The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that safety procedures for handling and disposing of such materials comply with the standards prescribed by state and Federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may incur substantial costs to comply with environmental regulations.

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
--------------------------------------------------------------

New Accounting Pronouncements
-----------------------------

In June 1997, the FASB issued SFAS No. 130,"REPORTING COMPREHENSIVE INCOME", and SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION". SFAS No. 130 requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted. SFAS No. 130 is applicable to interim financial statements. However, the Company has no elements of other comprehensive income.

NOTE 2 - LAND HELD FOR INVESTMENT
---------------------------------

Land held for investment consists of a parcel of land located in the state of Utah, and is stated at the lower of cost or market.

NOTE 3 - SHAREHOLDERS' EQUITY
-----------------------------

The Company's authorized equity capitalization consists of 50,000,000 shares of voting Common Stock, par value $.001 and 100,000 shares of preferred stock, par value $1.00 per share. As of May 1, 1999, there were 17,170,390 shares of Common Stock issued and outstanding.

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor. There have been no dividends declared and management does not anticipate any dividends in the near future due to lack of funds. Dividends on any outstanding shares of preferred stock may be required to be paid in full before payment of any dividends on the common stock. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

Holders of common stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any preferred stock that may be outstanding. The Company's Articles of Incorporation and Bylaws contain no restrictions on the repurchase by the company of shares of the common stock or preferred stock. All the outstanding shares of common stock are, and additional shares of common stock will be, when, issued, validly issued, fully paid and nonassessable.

The Company is authorized to issue up to 100,000 shares of Preferred Stock, par value $1.00 per share, the rights, preference and privileges of which may be determined from time to time by the Board of Directors. The Board of directors is authorized to designate with respect to each series of preferred stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, and the terms and conditions on which shares can be converted into or

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 3 - SHAREHOLDERS' EQUITY, continued
----------------------------------------

exchanged for shares of another class or series, and the voting rights, if any. As of the date hereof, there were no shares of Preferred Stock issued and outstanding. Any preferred stock issued will rank prior to the common stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock. The Preferred Stock will, when issued, be fully paid and nonassessable.

Stock Option Plan
-----------------

The Company has an incentive stock option plan under which the Company may grant options to employees, directors, technical advisors and consultants to purchase up to an aggregate of 1,500,000 shares of the Company's common stock at prices not less than the fair market value of the common stock at the date of grant. The plan expired in fiscal 1996.

Stock Issuances
---------------

During fiscal 1997, the Company issued 400,000 shares of common stock for services. The services were valued at $4,000.

During fiscal 1998, the Company issued 35,000 shares of common stock for services. The services were valued at $2,450.

During fiscal 1998, 1,916,429 shares of the Company's previously unissued common stock were issued to Biomerica, Inc., the Company's parent, as partial repayment of amounts loaned to the Company (see Note 5).

Stock Options
-------------

         During fiscal 1998, the Company agreed to grant options to purchase 1,135,000 shares of common stock to various employees and directors of AIT, including an option to purchase 250,000 shares granted to Biomerica, Inc., the parent company. The exercise price will be the fair value of AIT's common stock on the date granted when certain conditions are met, as defined. The options will be exercisable over five years beginning on the grant date.

NOTE 4 - INCOME TAXES
---------------------

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 4 - INCOME TAXES, continued
--------------------------------


                                               FEBRUARY 28, 1999             MAY 31,                 MAY 31,
                                                  (unaudited)                 1998                     1997
                                               ------------------      ------------------      -------------------

Deferred tax assets:
    Accounts receivable, principally
    Due to allowance for doubtful
    accounts                                   $           4,492       $           4,574       $            7,961
    State net operating loss
    carryforwards                                         34,515                  32,922                   20,089
    Federal net operating loss
    carryforwards                                        610,589                 590,480                  547,864
    Research and development tax
    credit carryforwards                                  29,395                  29,395                   28,655
                                               ------------------      ------------------      -------------------
         Total gross deferred tax assets                 679,531                 657,371                  604,569

         Less valuation allowance                       (679,531)               (657,371)                (604,569)
                                               ------------------      ------------------      -------------------

         Net deferred tax asset                $               -       $               -       $                -
                                               ==================      ==================      ===================


Income tax expense attributable to loss from operations consists of the following current provisions:

                                                         For the Nine Months Ended           For the Years Ended
                                                               February 28,                        May 31,
                                                          1999             1998
                                                      (unaudited)      (unaudited)          1998             1997
                                                     --------------   --------------   --------------   --------------

         U.S. Federal                                $           -    $           -    $           -    $           -
         State and Local                                         -                -              800              800
                                                     --------------   --------------   --------------   --------------
                                                     $           -    $           -    $         800    $         800
                                                     ==============   ==============   ==============   ==============

Income tax expense attributable to income from operations was $800 for each of the years ended May 31, 1998 and 1997, and differs from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to pretax income from operations as a result of the following:

                                                         For the Nine Months Ended            For the Years Ended
                                                               February 28,                         May 31,
                                                         1999             1998
                                                      (unaudited)      (unaudited)           1998             1997
                                                     --------------   --------------    --------------   --------------

Computed "expected" tax benefit                      $     (20,009)   $     (38,458)    $     (44,960)   $     (26,192)

Increase (reduction) in income taxes resulting from:
    Change in the beginning-of-the year balance
    of the valuation  allowance for deferred tax
    assets allocated to income tax expense                  20,009           38,458            44,960           26,192
    State and local income taxes                                 -                -               800              800
                                                     --------------   --------------    --------------   --------------
                                                     $           -    $           -     $         800    $         800
                                                     ==============   ==============    ==============   ==============


                        ALLERGY IMMUNO TECHNOLOGIES, INC.

  FOR THE NINE MONTHS ENDED FEBRUARY 28, 1999 (UNAUDITED) AND 1998 (UNAUDITED)
               AND EACH OF THE YEARS ENDED MAY 31, 1998 AND 1997


NOTE 4 - INCOME TAXES, Continued
--------------------------------

As of February 28, 1999, the Company has available Federal and state net operating loss carryforwards for tax purposes of approximately $1,796,000 and $384,000, respectively (unaudited), and research and development tax credit carryforwards of approximately $29,000. The aforementioned carryforwards expire in various years throughout 2018.

The Tax Reform Act of 1986 includes provisions which limit the Federal net operating loss carryforwards available for use in any given year if certain events, including a significant change in stock ownership, occur.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

Biomerica, Inc. paid expenses on behalf of the Company of approximately $39,761 and $126,827 for the nine month period ended February 28, 1999 and 1998, respectively, and $142,939 and $45,404 during fiscal 1998 and 1997, respectively. The due to affiliate represents the related unpaid amounts due to Biomerica. The advances are non-interest bearing and have no stated due date. Biomerica does not intend to require repayment of such advances in fiscal 2000.

During fiscal 1998, the Company issued 1,916,429 shares of its common stock to Biomerica, Inc. as partial repayment of amounts due. The shares were valued at $0.07 per common share or $134,150 (see Note 3).

The Company facilities are leased on a month-to-month basis at $1,400 per month and are owned by a shareholder's of the Company. Rent expenses was $12,600 for each of the nine months period ending February 28, 1999 and 1998 (unaudited). Rent expense was $16,800 for each of the years ended May 31, 1998 and 1997.

NOTE 6 - RETIREMENT SAVINGS PLAN
--------------------------------

Effective September 1, 1986, the Company established a 401(k) plan for the benefit of its employees. The plan permits eligible employees to contribute to the plan up to the maximum percentage of total annual compensation allowable under the limits of Internal Revenue Code Sections 415, 401(k) and 404. The Company, at the discretion of its Board of Directors, may make contributions to the plan in amounts determined by the Board each year. No contributions by the Company have been made since the plan's inception.

                                    PART III

ITEM 2.  DESCRIPTION OF EXHIBITS

         See "Exhibit Index".











                                      III-1


                                  EXHIBIT INDEX



EXHIBIT                                                                                           SEQUENTIALLY
NUMBER                                      DESCRIPTION                                           NUMBERED
------                                      -----------                                           --------

   2.1 Agreement and Plan of Merger by and between Advanced Allergy Research Center Inc., and
                                    Allergy Immuno Technologies, Inc., as filed with the Secretaries of State of Delaware and Utah on January 20, 1987.*

   3.1                              Certificate of Incorporation.*

   3.1.1                            Certificate of Amendment to Certificate of
                                    Incorporation filed on February 10, 1995.*

   3.2                              Bylaws of the registrant.*

  16.1                              Letter on changes in certifying accountants.*

  23.1                              Consent of Corbin & Wertz**

  27.1                              Financial Data Schedule**

  99.1                              Press Release dated September 4, 1997.*

  99.1.1                            Press Release dated January 6, 1999.*


----------
*                 To be filed with an amendment to this Registration Statement.
**                Being filed herewith.





                                      III-2

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Form-10SB to be signed on behalf by the undersigned, thereunto duly authorized.


                        ALLERGY IMMUNO TECHNOLOGIES, INC.
                                  (Registrant)




Date:  May 25, 1999


By /s/ Zackary S. Irani
   ---------------------------------------
   Zackary S. Irani, Chairman of the Board






                                      III-3